MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended June 30, 2012 and 2011

The following discussion is management’s assessment and analysis of the results and financial condition of Merus Labs International Inc. (“the Company” or “Merus”) and should be read in conjunction with the accompanying interim consolidated financial statements for the three and nine months ended June 30, 2012 and the related notes thereto.

The date of this MD&A is August 13, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by provincial drug benefit formularies, hospital formularies and pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the inability to make royalty payments as they become due

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, securityholders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) or International Financial Reporting Standards (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents, including those disclosed under “Risk Factors” in the Company’s information circular dated November 9, 2011.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Company was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend its articles of incorporation by changing its name to Envoy Capital Group Inc. (“Envoy”). On December 16, 2011, Envoy filed a continuation application with the British Columbia Corporate Registry and was continued under the laws of the Province of British Columbia. On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Envoy and Merus Labs International Inc. (“Old Merus”), a specialty pharmaceutical company that acquires, sells and distributes prescription medicine products, amalgamated. Also on December 19, 2011, the Company amended its articles of incorporation by changing its name to Merus Labs International Inc.

The Company’s registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its head office is located at Suite 301, 30 St. Patrick Street, Toronto, Ontario M5T 3A3; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States, Canada, and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

OVERVIEW

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

  August 1, 2012 – Merus Labs International announces appointment: Head of European Operations

  July 11, 2012 – Merus Labs International announces acquisition of Emselex®/Enablex®

  June 4, 2012 – Merus Labs International signs product acquistion letter of intent

  May 4, 2012 – Merus Labs International announces $10,000,800 bought deal common share financing

  April 16, 2012 – Merus Labs International announces change of auditors

  March 19, 2012 – Merus Labs International announces approval of $8.3 million debt facility

  March 7, 2012 – Merus Labs International announces acquisition of Factive ® and CEO succession

  January 5, 2012 - Merus Labs appoints a new president

  December 20, 2011 - Merus Labs and Envoy complete amalgamation

  November 14, 2011 - Envoy Capital announces Merus Labs licensing agreement with Innocoll for surgical adhesion barrier CollaGuard

  November 11, 2011 – Merus Labs and Envoy Capital enter into a definitive agreement

  October 14, 2011 - Merus Labs International Inc. announces proceeds of the warrant incentive program and repayment of short term credit facility

  October 11, 2011 - Envoy Capital announces proposed acquisition of Merus Labs International

OVERALL PERFORMANCE

For the three and nine month periods ended June 30, 2012, the Company earned a net income of $674,271 and $46,807, respectively, compared to a net income of $136,929 and net loss of $5,629,379 for the three and nine months ended June 30, 2011. For the three months ended June 30, 2012, the earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $1,288,378 and the adjusted EBITDA which adds back non-cash stock based compensation expense and acquisition costs was $1,539,056.

As at June 30, 2012, the Company had an accumulated deficit of $29,102,553. Excluding one-time restructuring costs, the result for the nine months ended June 30, 2011 was a net income of $432,034. The Company’s 2011 results were related to the Company’s previous merchant banking business and included gains on investments net of operating expenses. Upon the amalgamation of Old Merus and Envoy, the Company ceased its merchant banking business and continued on with the business of Old Merus, which included acquiring, selling and distributing specialty pharmaceutical products. Therefore, the Company’s results for the three and nine months ended June 30, 2012 include net sales of prescription drugs from December 20 (amalgamation) to June 30, 2012 less operating expenses.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

STRATEGIC ACQUISITION

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. In calendar year 2011, the product had net sales of approximately US$23 million in the territories acquired. Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

The Company is pleased to have completed this product acquisition with Novartis, a top tier pharmaceutical company, which has built significant brand equity in the Emselex®/Enablex® product over the years. The addition of darifenacin will broaden the Company’s existing product portfolio, expand the geographic focus, and bring scale to Merus. The Company funded the Emselex®/Enablex® acquisition with cash on hand and a debt facility provided to Merus by PDL BioPharma, Inc., a company supporting the healthcare industry with creative financing solutions.

The acquisition was financed in part through a credit facility of up to US$55 million provided by PDL BioPharma, Inc. US$35 million of this amount was drawn down upon acquisition of the asset with a further US$20 million guaranteed through a letter of credit facility. The Company paid the balance of the purchase price from cash on hand, of which, US$4 million had been paid as a deposit at June 30, 2012. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures March 31, 2015.

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health, anti-infectives, and wound care.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As over active bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product is not being actively marketed, the Company is currently pursuing discussions with potential marketing partners with the goal of incrementally increasing sales in those regions.

In calendar year 2011, the product had net sales of approximately US$23 million in the territories acquired.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC made available to the market a generic Vancomycin capsule product. The entry of this generic product, could have a material adverse effect on the sales of Merus' branded Vancocin capsules.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, the Corporation expects Fidaxomicin to be sold in Canada at a much higher price than that of Oral Vancocin® based on the existing Fidaxomicin pricing in the U.S. market.

Factive

On March 7, 2012, Merus acquired the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). FACTIVE® is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. FACTIVE® has not been commercialized in Canada.

Merus acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Merus has also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States.

Wound Care Franchise

In September 2010, Old Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market.

The worldwide advanced wound care market is estimated to be approximately $5.5 billion in 2010. This market is expected to grow by approximately 5.7% to 6% to 2013. Most of the Company’s product offerings in this segment will be medical devices. The regulatory pathway for medical devices is much less complex and less expensive than Merus’ other product offerings, leading to much shorter time to revenues and commercialization. Given the Company’s reach with major hospitals in Canada, wound care is a natural fit with its hospital specialty business.

As of the date of this MD&A, the Company has not launched any of its wound care products. The Company’s entrance into this market is focused on advanced wound care devices that are implantable and contain collagen as the active ingredient. Collagen, a group of naturally occurring proteins found exclusively in animals, has a long history of safe medical use and is a biodegradable substance. Collagen has several other positive attributes that make it an excellent biomaterial; such as its positive influence on wound healing, its intrinsically low antigenicity and ability to be sterilized.

Collacare

Collacare is an advanced wound care device comprising a white to off-white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen. Collacare is used in the management of wounds and is highly conformable for a variety of anatomical sites.

Collexa

Collexa is an advanced bilayer wound care device comprising a layer of white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen with a backing layer of off-white/cream absorbent polyurethane foam. The collagen matrix layer aids in the wound management while the polyurethane foam layer acts as a reservoir absorbing wound fluids. Collexa can absorb greater than ten times its own weight in wound fluids. Collexa is highly conformable for a variety of anatomical sites.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On October 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, with a transition date of October 1, 2010. The condensed consolidated interim financial statements for the three and nine months ended June 30, 2012, including required comparative information, have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its financial statements in accordance with Canadian GAAP. Unless otherwise noted, 2011 comparative financial statement information has been prepared in accordance with IFRS.

IFRS are applied retrospectively, except in certain circumstances as allowed or required under IFRS 1 First-time Adoption of International Financial Reporting Standards (see below). Accordingly, the Company has provided a reconciliation of previously disclosed comparative period financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS (See note 20 of its unaudited interim financial statements for the three and nine months ended June 30, 2012 and 2011).

The Company has identified a number of key accounting areas where there are differences between IFRS and Canadian GAAP which have an impact on the Company’s financial results. These have been summarized below based on the standards currently issued and applicable to the Company.

  Impairment of assets: Under Canadian GAAP, asset impairment is identified if the carrying value of the asset exceeds its recoverable amount. If the carrying value exceeds the recoverable amount, the asset is written down to its fair value. The impairment threshold under IFRS is defined as the higher of its fair value less costs to sell and its value in use. The Company has determined that this change has not affected the recorded amount of any of its assets. IFRS, unlike Canadian GAAP, also allows impairment provisions to be reversed in future periods if the recoverable amount exceeds the recorded value. The Company has determined that this change has not affected the carrying amount of any of its assets at transition date.

  Share-based payments: IFRS requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value. In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense. Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur. The Company’s IFRS charges at October 1, 2010 are consistent with its Canadian GAAP charges for the same date.

  The effects of changes in foreign exchange rates: Under Canadian GAAP, foreign currency translation of a subsidiary was based upon the determination of whether the subsidiary is integrated or self-sustaining. IFRS requires the functional currency of subsidiaries to be determined, which then determines how subsidiaries are translated. The Company has determined that there is no material impact of this difference at transition date.

Initial adoption of IFRS requires retroactive application as at the transition date, with adjustments arising on the conversion to IFRS from Canadian GAAP recognized in opening retained earnings. However, to assist with the difficulties associated with reformulating historical accounting information, IFRS 1 First-time Adoption of International Financial Reporting Standards provides for a number of optional exemptions and mandatory exceptions which generally allow prospective rather than retrospective treatment under certain conditions. The following summarizes the most significant of these as they apply to Merus:

  Business combinations: IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

  Consolidated and separate financial statements: In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

  Share-based payment transactions: IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which has been accounted for in accordance with Canadian GAAP.

  Cumulative translation differences: IFRS 1 provides an exemption that a first-time adopter need not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has taken advantage of this election and deemed the cumulative translation differences for all subsidiaries to be zero at October 1, 2010.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

  Estimates: In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012 AND 2011

The Company had a net income of $674,271 and $46,807 (or $0.03 and $0.00 basic earnings per share) for the three and nine month ended June 30, 2012, compared to a net income of $136,929 and a net loss of $5,629,379 (or $0.02 basic earnings per share and $0.70 basic loss per share), respectively, for the three and nine months ended June 30, 2011.

The 2012 period included sales of Vancocin from December 20, 2011, the first day after amalgamation, to June 30, 2012. As this is not reflective of the revenues earned by the product during the nine month period, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it owned Vancocin from October 1 to June 30, 2012:

	As Reported in	Results from	Pro-forma
	the Interim	October 1 to	Interim
	Statement of	December 19,	Statement of
	Operations	2011	Operations

Revenues	$5,423,244	$2,483,176	$7,906,420
Cost of goods sold	762,553	306,202	1,068,755
Gross margin	4,660,691	2,176,974	6,837,665

Operating expenses:
General and administrative	3,487,685	165,745	3,653,430
Sales and marketing	225,449	66,711	292,160
Acquisition costs	542,880	--	542,880
	4,256,014	232,456	4,488,470
Earnings (loss) before depreciation, amortization, interest expense and investment income	404,677	1,944,518	2,349,195

Amortization of intangible assets	850,852	299,970	1,150,822
Depreciation	3,645	--	3,645
Interest expense	--	64,961	64,961
Investment income	(434,748)	(2,892)	(437,640)

Earnings (loss) before income taxes	(15,072)	1,582,479	1,567,407

If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full nine month period, gross margin would have been $6,837,665 (or 86%), consisting of net sales of Vancocin and Factive of $7,906,420 less cost of goods sold of $1,068,755. Sales of Vancocin from October 1 through December 31 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season.

For the comparative three and nine month periods ending June 30, 2011, results included the Company’s former operating subsidiary, Watt International Inc. (“Watt”). The Company made a decision to divest of its consumer and retail branding unit in the third quarter of fiscal 2011. Thus, Watt’s results for the first six months of fiscal 2011 are presented as discontinued operations.

Operating expenses for the three months ended June 30, 2012 were $1,201,172 compared to $290,265 for the three months ended June 30, 2011. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company. In addition, the Company incurred sales and marketing expenses of $149,853 related to Vancocin and acquisition costs of $74,546 as it pursued the acquisition of Emselex/Enablex.

Operating expenses for the nine months ended June 30, 2012 were $4,256,014 compared to $1,437,649 in 2011. The nine month period ended June 30, 2012 included non-cash charges for share based compensation as a result of the granting of equity compensation to the Company’s management team. Acquisition costs of $542,880 related to the acquisition of Factive and the costs relating to the amalgamation of Old Merus and Envoy were also incurred during 2012. While acquisition costs related to the amalgamation are not expected to recur, there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams. On a proforma basis, including the operating expenses of Old Merus from October 1 to December 19, 2011, general and administrative expenses would have been higher by $232,456, relating to professional fees, wages and salaries and other expenses.

Other significant changes in results from the three months ended June 30, 2011 to the three months ended June 30, 2012 were as follows:

  The 2012 period included amortization expense of $437,881 related to the licensing and distribution agreement, Vancocin trademark, and Factive license and patent, which were not owned by the Company during the 2011 period. Amortization of these intangibles would have been $1,150,822 from October 1 to June 30, 2012 had the Company owned the product for the entire period.

  During three months ended June 30, 2011, the Company earned net income from discontinued operations of $63,415 related to its consumer and retail branding group which was divested in September 2011.

Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. In the prospectus filed in connection with the offering, net proceeds were expected to be $9,200,752 after deducting estimated costs of $800,048. Actual net proceeds were $9,202,625. The expected uses of proceeds were $7,800,000 for acquisitions with the balance allocated to working capital. Actual use of proceeds were very close to the anticipated amounts, with US$8 million being applied against the purchase of Emselex®/Enablex® subsequent to June 30, 2012. The remaining proceeds were used for general corporate purposes and to fund costs associated with the acquisition.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

As the Corporation completed its amalgamation on December 19, 2011, results related to the pharmaceutical operations are included in the financial results beginning December 20, 2011. Results prior to that date reflect the operations of the Corporation’s former business as Envoy. As such, revenues generated from its merchant banking business were reclassified as ancillary income in the comparative periods, resulting in nil gross margins for the quarters ended September 30, 2011, June 30, 2011, March 31, 2011 and December 31, 2010. In addition, certain one-time costs were incurred as the Corporation restructured its management team. In the three months ended March 31, 2011, the Corporation incurred approximately $6.1 million in restructuring costs relating to severance and office closure. The Corporation also disposed of its former operating subsidiary, Watt International Inc., at the end of fiscal 2011 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vanconin® product line is generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vanconin® have not indicated that such product will have seasonal variations which would materially impact revenue. The FACTIVE® product line may have seasonal variations as it is used to treat illnesses such as bronchitis or pneumonia, which tend to occur more frequently in the fall and winter months. Due to the recent acquisition of FACTIVE®, Merus cannot determine the exact impact this seasonality will have on its revenues. Merus’ wound care franchise has not yet been launched on a commercial basis and therefore Merus cannot ascertain whether there will be a seasonal impact on sales.

Financial data for the quarters beginning October 1, 2010 presented below are in accordance with IFRS. Quarters prior to the quarter ended December 31, 2010 (Q1 2011) are not required to be presented under IFRS.

	Q3 2012	Q2 2012	Q1 2012		Q4 2011

Gross margin	$2.49 million	$1.91 million	$0.26 million	$	nil

Net earnings (loss):
From continuing operations	$0.67 million	($0.36) million	($0.26) million		($1.55 ) million
Including discontinued operations	$0.67 million	($0.36) million	($0.26) million		($1.38 ) million
Net earnings (loss) per share:
From continuing operations:
Basic	$0.03	($0.01)	($0.03)		($0.20 )
Diluted	$0.03	($0.01)	($0.03)		($0.20 )
Including discontinued operations:
Basic	$0.03	($0.01)	($0.03)		($0.22 )
Diluted	$0.03	($0.01)	($0.03)		($0.22 )

		Q3 2011		Q2 2011		Q1 2011	Q4 2010

Gross margin	$	nil	$	nil	$	nil	$2.27 million

Net earnings (loss):
From continuing operations		$0.07 million		($6.28) million		$0.96 million	$0.43 million
Including discontinued operations		$0.14 million		($6.53) million		$0.76 million	$0.43 million
Net earnings (loss) per share:
From continuing operations:
Basic		$0.01		($0.77)		$0.12	$0.05
Diluted		$0.01		($0.77)		$0.12	$0.05
Including discontinued operations:
Basic		$0.02		($0.80)		$0.09	$0.05
Diluted		$0.02		($0.80)		$0.09	$0.05

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at June 30, 2012, the Company had working capital of $17,845,378 compared to $9,204,362 at September 30, 2011. The increase in working capital was due to funds raised through equity financing, divesture of the Company’s consumer and retail branding operations and cash generated from operations net of the deposit provided for the Emselex®/Enablex® acquisition.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations and raise financing if required to pursue acquisition of other prescription and pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash used in operations of the Company was $3,331,963 for the three months ended June 30, 2012 compared to $1,731,235 in the prior year period. The main use of cash in the current period related to the payment of a deposit of $4,133,904 to acquire Emselex®/Enablex®.

Cash provided by financing activities for the three months ended June 30, 2012 was $9,395,266 of which $9,202,625 was net proceeds received from a prospectus offering. The three months ended June 30, 2011 did not have any financing activity.

Cash used by investing activities was $nil for the three months ended June 30, 2012 and $1,850,000 for the three months ended June 30, 2011.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$35,656
2013	24,859
2014	25,591
2015	20,531

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at June 30, 2012, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan of $358,125, based on net sales of Vancocin until June 30, 2016.

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At June 30, 2012, there were no amounts owed to or from related parties.

At June 30, 2012, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended June 30		Nine months ended June 30
	2012	2011	2012	2011

Salaries	$278,964	$126,461	$576,342	$829,451
Share based compensation	176,132	-	1,503,485	-
	$455,096	$126,461	$2,079,827	$829,451

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES Accounting policies

The following are the changes in the Company’s critical accounting policies due to the adoption of IFRS and the amalgamation with Old Merus:

(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at June 30, 2012, September 30, 2011 and October 1, 2010 are as follows:

	June 30	September 30	October 1
	2012	2011	2010	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Merus Labs Inc.	100.0	-	-	British Columbia
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware
Merus Labs Luxco S.a r.l.	100.0	-	-	Luxembourg
Orbis Pharma Inc.	51.0	-	-	Ontario
Envoy Capital Group Monaco S.A.M.	-	-	99.8	Monaco
Watt International Inc.	-	-	100.0	Ontario
Watt International (USA) Inc.	-	-	100.0	California
1632159 Ontario Ltd.	-	-	100.0	Ontario

On September 30, 2011, the Company sold its ownership in Watt International Inc. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate. As a result, Watt’s operations for fiscal 2011 have been presented as discontinued operations.

Investments in which the Company has a significant influence are accounted for using the equity method.

(b)	Accounting estimates and judgements

Use of estimates

In preparation of the Company’s condensed interim consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s condensed interim consolidated financial statements and such differences could be material. Examples of significant estimates include:

  the allowance for doubtful accounts;

  the allowance for inventory obsolescence;

  estimate for product returns

  allocation of the purchase price and estimates of fair value for the acquired assets and liabilities the estimated useful lives of property and equipment and intangible assets;

  impairment of assets

  the valuation of deferred tax assets

  the calculation of warrants; and

  the calculation of stock based compensation expense

  Critical judgement

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition Accounting

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in Note 3. In addition, judgement was exercised in determining the acquisition of Factive, as described in Note 3, was a business combination accounted for under the acquisition method of accounting. These transactions have been recorded in the consolidated financial statements based on management’s preliminary assessment of fair value for the acquired assets and liabilities.

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i) Allowance for doubtful accounts

The Company reviews its sales and accounts receivable aging and determines the balance for the allowance for doubtful accounts. The Company has no overdue accounts and has determined that no allowance for doubtful accounts is required as at June 30, 2012.

(ii) Allowance for inventory obsolescence and estimated product returns

The Company reviews the recoverable amount of its inventory. The Company has determined that there are adequate sales to support no provision as at June 30, 2012. In addition, management reviews specific product and industry experience returns in assessing if an allowance for returns is required. Management has assessed no allowance is required as at June 30, 2012.

(iii) Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations performs a preliminary assessment of all fair value of assets and liabilities acquired based on all current available information. As part of the one year period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available and support from third party market data and when necessary third party independent valuations.

(iv) Impairment of assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit (“CGU”) to which goodwill has been allocated. The calculation of value in use requires the Company to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. If the recoverable amount of the CGU is less than its carrying amount, an impairment is recorded.

Property and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is determined with reference to the fair value of the property and equipment less costs to sell or the value-in-use calculations. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise.

(v) Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each reporting period, based on estimate of value in use and expected market data of future cash inflows on products sales of acquired patents/product rights. During the three and nine months ended June 30, 2012, the useful lives were considered reasonable. Management will reaffirm the useful lives as part of its process to finalize the preliminary purchase price allocations as discussed above in the critical judgements disclosure.

(vi) Valuation of deferred tax assets

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii) Valuation of warrants and stock-based compensation

The Company estimates the fair value of shares issued for services based on either the Black Scholes option-pricing model for warrants and share options with a service condition. The Company has judged that the fair value of the services could not be determined; therefore the fair value of the shares, share options and warrants was used in the measurement of the transactions. These methods of valuation were applied to the equity transactions during the period.

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit and loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Financial instruments at FVTPL are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash	Loans and receivables
Short term investments	Fair value through profit or loss
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Trade and other payables	Other financial liability
Derivative liabilities	Fair value through profit or loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii)	Privately-held investments:

Securities in privately-held companies designated as FVTPL or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

(d)	Inventory

Inventories are comprised of raw materials, work in progress, and finished goods of Vancocin and are recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

(e)	Trade and other receivables

Trade and other receivables are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables and deems all unpaid amounts greater than 90 days to be uncollectible. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(f)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible asset are recorded at cost and amortized over its useful life of 2 to 15 years.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(g)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year.

(h)	Impairment of assets

At the end of each reporting period, Merus reviews the carrying amounts of its intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (in any).

Recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(j)	Income taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(k)	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(l)	Revenue recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product. Revenue from product sales is recognized net of sales discounts, credits, returns, rebates and allowances.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

(m)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2011 five new standards were issued effective for annual periods beginning on or after January 1, 2013.

  IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

  IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

  IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

  IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

  IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

  IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company does not expect any impact of these standards on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at June 30, 2012 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2012.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at August 13, 2012, the Company had 30,183,443 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of August 13, 2012 none of the preferred shares have been issued.

Stock Options

The Company has 2,220,000 stock options outstanding as at August 13, 2012.

Share Purchase Warrants

The Company has 4,477,387 share purchase warrants outstanding as at August 13, 2012.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.